UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of January 2016

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Wins Award for Best Branch Office Gateway from Compass Intelligence

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 12, 2016--Sierra Wireless (NASDAQ: SWIR) (TSX: SW) today announced that Compass Intelligence, a global market research and consulting firm, has awarded the company with the “Best Gateway for Branch Offices, Fast Food and Casual Dining of the Year” in the M2M/IoT category. The award was presented to Sierra Wireless at the 2016 International CES trade show on January 7 in Las Vegas.

Compass Intelligence’s Best Gateway for Branch Offices was awarded to Sierra Wireless for its 4G LTE AirLink® ES450 Enterprise Cellular Gateway, developed to provide wireless broadband connectivity for retailers and distributed networks.

“We’re honored to win this prestigious industry award,” said Jason Krause, Senior Vice President, Enterprise Solutions at Sierra Wireless. “For over twenty years, Sierra Wireless has been providing best-in-class mission-critical cellular communication solutions to the world’s largest organizations. This award is evidence of our commitment to innovation and execution in the Enterprise Networking market.”

The 4G LTE AirLink® ES450 Enterprise Cellular Gateway provides both primary and failover point-of-sale (POS) connectivity. It is an ideal solution for retailers as unlike landline formats such as T1, cable and DSL for internet access, it is not affected by disruption of physical infrastructure. Downtime due to internal technical failures can also be promptly fixed from remote locations using the AirLink® ES450’s out-of-band management. Premier extreme-value North American retailer, 99 Cents Only Stores, recently deployed AirLink® ES450s in 20 per cent of its stores for dual-cellular connectivity, and has since exceeded its business continuity standards of 99.95 per cent, in addition to enabling added functionality such as real-time data monitoring and remote control over its front-end sales and back-end operations activities.

The Compass Intelligence Awards are an annual program that recognizes companies who offer the best products, services and solutions to advance the Consumer and Enterprise Mobility, IoT/M2M and Green Technology markets. The awards are selected by a panel of industry journalists, editors and analysts, and are based on such criteria as uniqueness, features and impact on the industry.

“Sierra Wireless provides superior technology in its gateways and management services, which allow customers across various industries to enable innovative IoT solutions that are propelling its customers over their competition,” said Keith Robinson, Sr. Strategist & Consultant, Head of M2M/IoT, at Compass Intelligence.

For more information on Sierra Wireless gateway solutions, please visit http://www.sierrawireless.com/products-and-solutions/gateway-solutions/es450/

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales. To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com. “AirPrime” and “AirVantage” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
David Climie, +1-604-232-1137
Investor and Public Relations
pr@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	January 12, 2016